Filed by Allied World Assurance Company Holdings, AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545

August 19, 2011

Dear Fellow Shareholders:

At the upcoming Special Meeting of shareholders on September 20, 2011, shareholders of Allied World will be asked to approve the proposals associated with the merger agreement with Transatlantic Holdings, Inc.

Your Board of Directors unanimously supports the merger and believes the combination will deliver the best long-term value for shareholders of both companies. We urge you to vote FOR the proposals associated with the merger agreement. Your vote is important no matter how many or few shares of Allied World you own.

As we announced on June 12, 2011, the combined company, TransAllied Group Holdings, AG, will be a leading global specialty-focused insurance and reinsurance company. By combining two highly complementary businesses, with minimal product and distribution overlap, a shared vision and long-term strategy, and similar risk and underwriting standards, TransAllied will benefit from compelling shareholder value creation opportunities. The combined company will further benefit from:

•	An expanded global network and infrastructure that creates additional future growth opportunities and enhanced earnings potential;

•	A strengthened balance sheet with $8.5 billion in capital and over $21 billion in invested assets;

•	Meaningful business diversification, which creates significant incremental excess capital and enhanced financial flexibility at closing; and

•	Significant structural and operating efficiencies, based on conservative assumptions.

Further, we have received favorable reactions from not only the rating agencies as to the financial strength of the combined company, but also from many of our shareholders in our discussions with them.

We remain committed to the terms of our merger agreement and look forward to closing the transaction as early as possible in the fourth quarter. We have already received Hart-Scott-Rodino clearance for the transaction and the regulatory process is advancing. And, with Allied World’s successful track record of integration, our integration planning with Transatlantic is well underway.

Your Board of Directors is firmly behind the TransAllied merger and the long-term benefits it will provide to shareholders of both companies. We ask that you vote FOR the proposals associated with our merger agreement by signing, dating and returning the enclosed WHITE proxy card promptly. Please read the enclosed proxy material carefully as it contains important information for you to consider pertaining to this meeting.

You can find more information about the Special Meeting and our merger agreement with Transatlantic at our website: www.awac.com.

Sincerely,

Shareholders should contact MacKenzie Partners, Inc., who is assisting Allied World with the proxy solicitation at (800) 322-2885 for copies of the proxy materials or questions concerning the merger.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG	Lindenstrasse 8 CH-6340 Zug, Switzerland	T. 41 41 768 1080	E. info@awac.com www.awac.com

About Allied World

Allied World Assurance Company Holdings, AG, through its subsidiaries, is a global provider of innovative property, casualty and specialty insurance and reinsurance solutions, offering superior client service through a global network of offices and branches. All of Allied World’s rated insurance and reinsurance subsidiaries are rated A by A.M. Best Company, A by Standard & Poor’s, and A2 by Moody’s, and our Lloyd’s Syndicate 2232 is rated A+ by Standard & Poor’s and Fitch. Please visit www.awac.com for further information on Allied World.

Additional Information About the Proposed Merger and Where to Find It

This communication relates to a proposed merger between Allied World and Transatlantic. In connection with the proposed merger, Allied World has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on August 18, 2011, a registration statement on Form S-4 that includes a joint proxy statement/prospectus that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Allied World or Transatlantic may file with the SEC or send to their shareholders in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to shareholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com; or by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in the Solicitation

Allied World, Transatlantic and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

Any forward-looking statements made in this communication reflect Allied World’s current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Allied World’s or Transatlantic’s shareholder approval or the failure to satisfy other conditions to completion of the merger, including receipt of regulatory approvals; risks that the proposed transaction disrupts each company’s current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of Allied World’s loss reserves; Allied World or its non-U.S. subsidiaries becoming subject to significant income taxes in the United States or elsewhere; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in Allied World’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Allied World is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.